UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One:)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 001-14195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN TOWER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN TOWER CORPORATION

116 Huntington Avenue

Boston, Massachusetts 02116

AMERICAN TOWER RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee, as Plan Administrator, and Participants of the

    American Tower Retirement Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the American Tower Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 29, 2009

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant-directed investments (at fair value)
Mutual funds	$34,696,505	$47,862,836
American Tower Class A common stock	—	4,716,398
Participant loans	720,109	685,030

Total investments	35,416,614	53,264,264

Contributions receivable:
Participant	171,139	182,023
Employer	—	57,054

Total contributions receivable	171,139	239,077

NET ASSETS AVAILABLE FOR BENEFITS	$35,587,753	$53,503,341

See accompanying notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INVESTMENT ACTIVITY:
Net (depreciation) appreciation in fair value of investments	$(19,469,549)	$1,961,788
Dividends and interest	1,249,489	3,183,848

Net investment activity	(18,220,060)	5,145,636

CONTRIBUTIONS:
Participant	4,876,870	4,591,291
Employer	1,393,416	1,420,272

Total contributions	6,270,286	6,011,563

DEDUCTIONS:
Benefits paid to participants	(5,922,912)	(10,033,413)
Administrative expenses	(42,902)	(113,056)

Total deductions	(5,965,814)	(10,146,469)

TRANSFERS IN	—	287,817

NET (DECREASE) INCREASE	(17,915,588)	1,298,547
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	53,503,341	52,204,794

End of year	$35,587,753	$53,503,341

See accompanying notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the American Tower Retirement Savings Plan (the “Plan”) provides general information only. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General Information — The Plan is a defined contribution plan available to substantially all employees of American Tower Corporation (the “Company” or the “Plan Sponsor”) and its participating subsidiaries. The Company’s Benefits Committee, as Plan Administrator, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger and Transfer of Assets — In connection with a merger transaction, the Company assumed the Specialty Teleconstructors, Inc. 401(k) Profit Sharing Plan (the “Specialty Plan”). On June 30, 1999, the Specialty Plan was frozen to new participants, and existing participants were prohibited from making any further contributions to the Specialty Plan. On June 20, 2007, the Company amended the Plan to merge all assets of the Specialty Plan into the Plan.

Participant Contributions — Participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, subject to limits set by the Internal Revenue Code (the “Code”). In addition, participants age 50 and older may make catch-up contributions. Participants may also contribute amounts representing distributions from other retirement plans. In January 2007, the Company amended the Plan to provide for the implementation of automatic enrollment in the Plan for all new hires. Unless the new employee elects otherwise, 3% of the employee’s salary will be deferred into the Plan subject to the annual contribution limits set by the Code.

Employer Contributions — Each year, the Company may make discretionary matching contributions to be determined annually based on a percentage of an employee’s pretax contributions. The Company’s matching contribution is currently 50% up to a maximum of 6% of a participant’s pretax payroll contributions. The Company may also make annual discretionary profit sharing contributions in an amount to be determined at year end by the Company’s Board of Directors. No discretionary profit-sharing contributions were made in 2008 or 2007.

Participant Accounts — Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, Company matching contributions, if any, allocations of Company discretionary profit sharing contributions (if any) and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on each participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers several mutual funds as investment options for participants. Effective October 15, 2008, American Tower Corporation Class A common stock (“Common Stock”) ceased to be available for new investments under the Plan, and effective December 16, 2008, it was removed from the list of investment options for all participants. The Plan Administrator may make periodic updates to the investment options.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of participants’ accounts (plus actual earnings thereon) occurs at a rate of 25% per year, beginning after one year of service, until a participant becomes fully vested at the end of four years. Vesting in the Company’s profit sharing portion of participants’ accounts (plus actual earnings thereon) occurs according to a five-year graded schedule, beginning with 20% after one year of service.

Participant Loans — Participants may borrow from their accounts a minimum of $1,000 and a maximum of the lesser of one-half of a participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in a participant’s account during the prior twelve-month period. Loans are fully secured by the participant’s vested interest in his or her account. Loan terms generally range from one to five years with terms extending to ten years for loans associated with the purchase of a primary residence. Participant loans bear interest at a rate commensurate with local prevailing rates at the date of the loan. The applicable interest rates for outstanding loans ranged from 4.00% to 8.25% as of December 31, 2008 and from 4.00% to 9.25% as of December 31, 2007. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Total or partial distributions from the Plan are permitted upon a participant’s attainment of age 59 1/2, termination of employment, retirement, death or disability. An automatic distribution is made for terminated participants with vested account balances of less than $1,000. Withdrawals are also permitted for certain events that result in financial hardship to the participant.

Forfeitures — Unvested Company contributions and earnings thereon that have been forfeited may be applied against administrative expenses of the Plan and to reduce Company contributions. At December 31, 2008 and 2007, forfeited, nonvested participant accounts totaled approximately $422,565 and $442,700, respectively. During the years ended December 31, 2008 and 2007, Company contributions funded from the forfeiture account were $146,410 and $4,200, respectively. During the years ended December 31, 2008 and 2007, Plan administrative expenses of $33,370 and $104,100, respectively, were paid from forfeitures.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates and assumptions.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Risks and Uncertainties — The Plan invests in mutual funds that hold investment securities including U.S. government securities, corporate debt instruments and corporate stock. Investment securities are, in general, exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 was effective for the Plan as of January 1, 2008. The adoption of SFAS No. 157 had no impact on the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances, which approximate fair value.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses — All expenses are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits — Benefits are recorded when paid.

3.	INVESTMENTS

The fair market values of the Plan’s investments are based on the fair value hierarchy established in SFAS No. 157, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Plan investments measured at fair value on a recurring basis as of December 31, 2008 consist of the following:

	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Mutual funds (1)	$34,696,505			$34,696,505
Participant loans (2)			$720,109	$720,109

(1)	Consists of mutual funds traded on active markets.
(2)	Consists of participant loans valued at the outstanding loan balances, which approximate fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets Participant Loans
Balance as of January 1, 2008	$685,030
Issuances, repayments, settlements, net	35,079

Balance as of December 31, 2008	$720,109

The fair values of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, are as follows:

	2008	2007
Fidelity Growth Company Fund	$4,035,516	$6,839,876
Spartan U.S. Equity Index Fund	3,210,816	5,270,412
Davis New York Venture Fund Class A	2,366,183	4,421,246
Fidelity Magellan Fund	2,212,850	4,175,969
Fidelity Retirement Money Market Portfolio	3,965,737	3,648,952
Fidelity Worldwide Fund	1,818,157	3,227,038
Fidelity U.S. Bond Index Fund	3,156,836	3,177,327
Fidelity Diversified International Fund	—	2,719,196
American Tower Corporation Class A common stock	—	4,716,398

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

	2008	2007
Fidelity Growth Company Fund	$(2,878,385)	$1,134,492
Spartan U.S. Equity Index Fund	(2,002,214)	224,239
Fidelity Growth & Income Portfolio	—	(213,563)
Fidelity Worldwide Fund	(1,299,154)	192,832
Fidelity Diversified International Fund	(1,399,698)	173,574
Fidelity Magellan Fund	(2,295,429)	172,667
Davis NY Venture A Fund	(1,689,341)	(142,145)
Fidelity Value Fund	(823,845)	(136,112)
Fidelity Puritan Fund	(726,613)	(112,793)
Fidelity Low-Priced Stock Fund	(828,448)	(86,837)
Fidelity Freedom 2040 Fund	(735,670)	34,943
Baron Small Cap Fund	(420,399)	32,865
American Beacon Large Cap Value Fund	(117,437)	(23,429)
Fidelity Freedom 2030 Fund	(374,919)	22,890
AIM Basic Value A Fund	—	11,538
Fidelity Freedom 2020 Fund	(356,690)	10,886
Fidelity U.S. Bond Index Fund	(28,842)	8,971
Fidelity Freedom 2035 Fund	(344,365)	(4,097)
Fidelity Mid-Cap Stock Fund	(1,118,971)	(2,285)
Fidelity Freedom 2005 Fund	(23,473)	1,927
Fidelity Freedom 2010 Fund	(71,596)	1,588
Fidelity Freedom 2015 Fund	(74,374)	1,321
Fidelity Freedom Income Fund	(18,827)	(1,115)
Fidelity Balanced Fund	(46,309)	914
Fidelity Freedom 2045 Fund	(61,582)	(758)
Fidelity Freedom 2000 Fund	(7,583)	(462)
Fidelity Freedom 2025 Fund	(140,213)	425
Fidelity Freedom 2050 Fund	(32,427)	(160)
American Tower Corporation Class A common stock	(1,552,745)	659,472

Net (depreciation) appreciation in fair value of investments	$(19,469,549)	$1,961,788

4.	PLAN TERMINATION AND AMENDMENTS

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

The Board of Directors of the Company also has the right to amend the Plan, in whole or in part, subject to the provisions of ERISA (See Note 1).

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined, and informed the Company by a letter, dated October 2, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments as of December 31, 2008 and 2007 include shares of mutual funds held in trust and managed by Fidelity. As Fidelity is the trustee, transactions in such mutual funds qualify as exempt party-in-interest transactions. Fees paid by the Plan to Fidelity for the years ended December 31, 2008 and 2007 were $42,902 and $113,056, respectively. Mutual funds managed by FMR LLC and its various affiliates, including Fidelity, owned 12.2 million and 30.5 million shares of Common Stock of the Company as of December 31, 2008 and 2007, respectively (based on FMR LLC’s Schedule 13-G/A filed on February 17, 2009 and February 14, 2008, respectively).

At December 31, 2008 and 2007, the Plan held zero and 110,714 shares, respectively, of Common Stock of the Company, with a cost basis of $0 and $1,132,171, respectively. The Company did not make dividend payments on its Common Stock during the years ended December 31, 2008 and 2007.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per financial statements to amounts reported in the Plan’s Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$35,587,753	$53,503,341
Contributions receivable	(171,139)	(239,077)

Net assets available for benefits per the Form 5500	$35,416,614	$53,264,264

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of contributions per the financial statements to contributions reported in the Plan’s Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Total participant contributions per the financial statements	$4,876,870	$4,591,291
Deduct current year participant contributions receivable	(171,139)	(182,023)
Add prior year participant contributions receivable	182,023	150,090

Total participant contributions per the Form 5500	$4,887,754	$4,559,358

Total employer contributions per the financial statements	$1,393,416	$1,420,272
Deduct current year employer contributions receivable	—	(57,054)
Add prior year employer contributions receivable	57,054	45,068

Total employer contributions per the Form 5500	$1,450,470	$1,408,286

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted various participant contributions totaling $1,768 to the trustee later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, participant accounts will be credited with investment income, calculated pursuant to the D.O.L.’s Voluntary Fiduciary Correction Program.

9.	VOLUNTARY COMPLIANCE RESOLUTION

In January 2008, the Company filed an application for a Compliance Statement from the IRS under the Voluntary Compliance Resolution Program. The Compliance Statement was sought with respect to operational failures arising generally in connection with the calculation of 401(k) and matching contributions for terminating participants. In January 2009, the Compliance Statement was issued by the IRS. Management will ensure the proper execution of the correction actions suggested in the Compliance Statement in a timely manner and will continue to take such actions as are necessary to maintain the tax-qualified status of the Plan.

* * * * * *

AMERICAN TOWER RETIREMENT SAVINGS PLAN

FORM 5500 — SCHEDULE H, PART IV

QUESTION 4a — DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4; “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102” was answered “Yes”.

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
American Tower Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.

		The April 13, 2007 participant contributions were deposited on January 24, 2008.	$3

		The November 30, 2007 participant contributions were deposited on January 24, 2008.	$1,071

		The December 31, 2004 participant contributions were deposited on July 2, 2008.	$694

AMERICAN TOWER RETIREMENT SAVINGS PLAN

FORM 5500 — SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

a)	b) Identity of Issue, Borrower, Lessor, or Similar Party	c) Description of Investment Including Maturity Date, Interest Rate, Collateral, Par, or Maturity Value	d) Cost**	e) Current Value
*	Fidelity Investments	Growth Company Fund		$4,035,516
*	Fidelity Investments	Retirement Money Market Portfolio		3,965,737
*	Fidelity Investments	Spartan U.S. Equity Index Fund		3,210,816
*	Fidelity Investments	U.S. Bond Index Fund		3,156,836
	Davis New York	Venture Fund Class A		2,366,183
*	Fidelity Investments	Magellan Fund		2,212,850
*	Fidelity Investments	Worldwide Fund		1,818,157
*	Fidelity Investments	Diversified International		1,685,879
*	Fidelity Investments	Puritan Fund		1,513,445
*	Fidelity Investments	Freedom 2040 Fund		1,385,438
*	Fidelity Investments	Mid-Cap Stock Fund		1,286,720
*	Fidelity Investments	Freedom 2030 Fund		1,278,225
*	Fidelity Investments	Low-Priced Stock Fund		1,191,402
*	Fidelity Investments	Value Fund		1,045,389
*	Fidelity Investments	Freedom 2035 Fund		1,027,305
*	Fidelity Investments	Freedom 2020 Fund		886,040
	Baron	Small Cap Fund		691,374
*	Fidelity Investments	Freedom 2025 Fund		535,173
*	Fidelity Investments	Freedom 2015 Fund		371,291
*	Fidelity Investments	Freedom 2045 Fund		317,980
*	Fidelity Investments	Freedom 2010 Fund		172,754
	American Beacon	Large Cap Value Plan Ahead Fund		166,844
*	Fidelity Investments	Freedom Income Fund		117,515
*	Fidelity Investments	Freedom 2050 Fund		75,111
*	Fidelity Investments	Balanced Fund		73,806
*	Fidelity Investments	Freedom 2005 Fund		66,189
*	Fidelity Investments	Freedom 2000 Fund		42,530
*	Participants	Participant loans with various interest rates from 4.00% to 8.25% and various maturity dates through 2018		720,109

	Total			$35,416,614

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore has not been included.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of American Tower Corporation, as Plan Administrator, has duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the City of Boston, Massachusetts on the 29th day of June 2009.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

By:	/s/ Edmund DiSanto
Member, Benefits Committee

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP